LMS MEDICAL SYSTEMS INC.

CONTACT:
Yves Grou, Chief Financial Officer
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext.238        Fax: (514) 488-1880
www.lmsmedical.com / yves.grou@lmsmedical.com

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For Immediate release

               LMS ANNOUNCES THIRD QUARTER 2007 FINANCIAL RESULTS
          TOTAL REALIZED AND SIGNED Q3 CONTRACTS UP 30% TO $1.3 MILLION
              CONTRACT BACKLOG UP 75% TO $3.5 MILLION YEAR TO DATE

MONTREAL, QUEBEC, FEBRUARY 14, 2007 - LMS MEDICAL SYSTEMS (TSX: LMZ, AMEX: LMZ),
a healthcare technology company and developer of the CALM(TM) clinical information system and risk management software tools for obstetrics, today announced results of operations for the third quarter of F2007 ended December
31, 2006. All amounts are in Canadian dollars.

Revenues in Q3 2007 were $506,000 compared to $502,000 in Q3 2006 while contracts signed though not completed due to client availability or timely recognition of revenue, represented an additional $750,000. Year to date revenues increased to $1.4 million. The net loss for Q3 2007 was in line with expectations at $2.5 million ($0.14 per share) compared to $2.0 million ($0.12 per share) in the prior year. Scale up of the sales, marketing and product management expenses in anticipation of the introduction of new products in 2007 were the primary drivers of the increases in expenses.

Cash, cash equivalents, short-term investments and investments held to maturity, as at December 31, 2006 totaled $3.0 million compared to $5.6 million as at
March 31, 2006. Year to date inflows from private placement financings totaled
$3.8 million (net of issue costs of $0.28 million).

THIRD QUARTER HIGHLIGHTS:

      o     Total realized and signed contracts during the quarter reach $1.3 million and $3.0 million for the nine-month period.

      o     The backlog of signed and recurring contracts increased by $750,000 or 27% to $3.5 million from $2.75 million reported in Q2 2007.

      o     Identified sales opportunities increased from $24 million last quarter to $25 million after adjustment for the elimination of certain opportunities due to sales activity reorganization. As a result, LMS is better positioned to focus resources in a more strategic manner.

      o     Year to date revenues increased to $1.4 million.

      o     Q3 backlog included multiple signed contracts for CALM Clinical
            Information Systems and risk management products, as well as a newly signed contract for a large hospital group, and anticipated $750,000 in revenues. Contracts of this magnitude and nature confirm the acceptance and recognition of LMS' products, as a leading
            proprietary software solutions provider, leveraging innovative approaches for obstetrical risk prevention and reduction for hospitals and insurers.

      o     LMS completed the programming phase of the interoperability components for the private label OB solution under development for its distributor. Completion of the software bridge enables a seamless flow of administrative and clinical information between the
            LMS system and hospital information management systems. Quality assurance on the application is currently being carried out and will be followed immediately by early field implementation and thereafter release to the marketplace.

      o     LMS increases in backlog and sales opportunities over the last two quarters reflect the significant expected increase in revenues related to CALM Clinical Information Systems and associated risk management tools.

An expanded Management's Discussion and Analysis for the quarter, and previous periods, is accessible on the LMS website at www.lmsmedical.com and with
Company's regulatory filings in Canada at www.sedar.com and in the United States at www.sec.gov.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive

products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION

Andrea Miller, Communications, LMS Medical Systems Inc.,
(514) 488-3461, Ext. 222, Fax: (514) 488-1880, investor@lmsmedical.com,
www.lmsmedical.com
David Gordon / Grant Howard, The Howard Group Inc.,
Toll Free: 1-888-221-0915, Info@howardgroupinc.com, www.howardgroupinc.com